

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2018

Anthony Miller
President
Righting Fate Series, Inc.
1020 Piedmont Avenue NE
Suite 511
Atlanta, GA 30309

> **Re: Righting Fate Series, Inc.**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted July 27, 2018**
> **CIK No. 0001737569**

Dear Mr. Miller:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 1-A filed July 27, 2018

General, page i

1. You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and assets consisting solely of cash and cash equivalents. Please disclose on the cover page that you are a shell company and add a risk factor that highlights the consequences of your shell company status such as the unavailability of Rule 144 for the resale of securities, or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Cover Page, page 2

2.   You state on the cover page that the offering will terminate, if not sooner terminated, on December 31, 2019. Please reconcile this with your disclosure on page 3 and elsewhere that the offering will terminate at the earlier of the date at which the maximum offering amount has been sold, "one year from the date the offering begins," or a date at which the offering is earlier terminated by the company.

The Company and Business Summary, page 9

3.   Please revise to frame the discussion in this section, and throughout the offering circular, in a way that distinguishes between your current operations and the operations you hope for in the future. By way of example, revise your statement that you have a "franchise that creates and delivers an ad-supported" drama and that the "franchise earns revenue directly from advertisers" to clarify that you have not yet produced the drama or earned revenues. As another example, your risk factor at the top of page 15 discusses your range of operations including communications with customers and business partners, while it appears you currently have limited operations and no customers. Similarly, on page 30 you disclose that your franchise "earns revenue directly from advertisers who advertise during first-run webisodes and from broadcasters and streaming services who license the television version of the drama for second-run airing (i.e. syndication)."

The reduced disclosure requirements applicable to us may make our Common Stock less attractive to investors, page 20

4.   Please reconcile your disclosure here that you are "utilizing Tier 1 of Regulation A" with your disclosure in Part 1 of the Form 1-A and elsewhere throughout that this is a Tier 2 offering.

Plan of Operations, page 31

5.   We note from the disclosure in your business section beginning on page 25 that your business plan consists of creating a "premium-quality production on par with those of HBO, Amazon, and Netflix." We also note the production of Righting Fate follows three major phases: development, production, and release, and that the production of your series will employ "skilled external reviewers at key milestones to improve the quality of the production." Please revise to include a plan of operations for the next twelve months or discuss the reasons such plan in not available. In the discussion of each of your planned activities, include the material events or steps required to pursue each of your planned activities. Also provide an estimate of the amount of funds you will need to commence production, pay outside contractors and deliver your series, and identify the key milestones you reference and the estimated funds needed at each milestone. Refer to Item 9(c) of Form 1-A.

Index to Part III Exhibits, page 37

6.   We note from your disclosure on page F-8 that you have engaged with certain service providers to assist in the crowdfunded offering. Please file any material agreements related to such engagement as an exhibit and if applicable discuss the terms of your agreement in the offering circular.

You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Anne Parker, Assistant Director, at 202-551-3611 with any other questions.

Sincerely,

Division of Corporation Finance
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